[redacted] +4042318280 T-321 P.01/02 F-099

04001965

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 18 2004 WASH, D.C. 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United General Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Annandale Lane Suite 4
(No. and Street)

Suwanee (City) GA (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Stein 770-945-5228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faucett, Taylor & Associates, LLP
(Name – if individual, state last, first, middle name)

2550 Heritage Court, N.W., Suite 206 Atlanta GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 26 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United General Investments, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

President

Title

Notary Public

YVONNE L. KRONSON
NOTARY PUBLIC, FULTON COUNTY, G...
MY COMMISSION EXPIRES NOV. 1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED GENERAL INVESTMENTS, INC.

FORM X-17A-5 PART III,

FINANCIAL STATEMENTS, INDEPENDENT

AUDITORS' REPORT AND

SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

UNITED GENERAL INVESTMENTS, INC.

TABLE OF CONTENTS

FAUCETT, TAYLOR
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
United General Investments, Inc.

We have audited the balance sheets of United General Investments, Inc. (a California corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United General Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Information on page 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faucett, Taylor & Associates, LLP

January 15, 2004
Atlanta, Georgia

UNITED GENERAL INVESTMENTS, INC.
BALANCE SHEETS
AS OF ENDED DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 20,924	$ 8,385
Prepaid expenses	1,991	1,991
Total other income	$ 22,915	$ 10,376

STOCKHOLDER'S EQUITY

	2003	2002
Common stock, $1.00 par value 200,000 shares authorized, 2,500 shares issued and outstanding	$ 2,500	$ 2,500
Additional paid-in capital	96,000	89,500
Accumulated deficit	(75,585)	(81,624)
Total stockholder's equity	$ 22,915	$ 10,376

See accompanying notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME		
Commission income	$79,500	$ -
Miscellaneous income	165	197
Interest income	51	47
Total other income	79,716	244
EXPENSES		
Legal and accounting	5,400	6,587
NASD fees and filings	1,829	1,891
Taxes and licenses	800	800
Insurance	369	368
Education and training	136	175
Office expense	123	370
Postage and shipping	20	62
Total expenses	8,677	(10,253)
NET INCOME (LOSS)	$71,039	$(10,009)

See accompanying notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$2,500	$ 82,500	$(71,615)	$ 13,385
Net loss	-	-	(10,009)	(10,009)
Capital contributions	-	7,000	-	7,000
Balance, December 31, 2002	2,500	89,500	(81,624)	10,376
Net income	-	-	71,039	71,039
Capital contributions	-	6,500	-	6,500
Distributions from income	-	-	(65,000)	(65,000)
Balance, December 31, 2003	$2,500	$ 96,000	$(75,585)	$ 22,915

See accompanying notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 71,039	$(10,009)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses	-	186
Net cash provided (used) by operating activities	71,039	(9,823)
Cash flows from financing activities:		
Capital contributions	6,500	7,000
Distributions from income	(65,000)	-
Net cash provided (used) by financing activities	(58,500)	7,000
Change in cash	12,539	(2,823)
Cash, beginning of year	8,385	11,208
Cash, end of year	$ 20,924	$ 8,385

See accompanying notes and independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION

United General Investments, Inc. (the "Company"), was formed on May 27, 1988 to operate as a broker/dealer for the sole purpose of brokering investments in other entities either affiliated with or controlled by its sole shareholder, and collecting fees for those services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - The Company recognizes revenue on an accrual basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes - The Company, with the consent of its stockholders, has elected to be an S corporation as allowed by the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Cash and cash equivalents - For the purpose of cash flows, the corporation considers all highly liquid unrestricted debt instruments purchased with maturity of three months or less to be cash equivalents.

Credit risk - The Company maintains a money market account at a large regional financial institution. The balance of this money market account is not insured by the Federal Deposit Insurance Corporation. The Company's uninsured cash balance was $5,935 and $5,904 at December 31, 2003 and 2002.

3. RELATED PARTY TRANSACTIONS

The Corporation entered into an informal agreement with an affiliated entity (the "Entity"), whereby from time to time, the Corporation is to provide brokering services for the Entity and the Entity allows the Corporation to utilize its facilities and equipment on an as needed basis.

The Company earned $32,100, or 40%, of its commission income from certain officers and its sole shareholder during 2003. No such transactions occurred during 2002.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000. See schedules 1 and 2.

UNITED GENERAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
SCHEDULE 1

	2003	2002
NET CAPITAL		
Total ownership equity	$22,915	$10,376
Less non-allowable assets	(1,991)	(1,991)
Net capital	$20,924	$ 8,385
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital required	$ 5,000	$ 5,000
Excess net capital	15,924	3,385
Total net capital	$20,924	$ 8,385

See independent auditors' report.

UNITED GENERAL INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(PURSUANT TO RULE 17a -5 (d) (H) OF THE
SECURITIES EXCHANGE ACT OF 1934)
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2003	$22,915	$22,915
Less non-allowable assets	(1,991)	(1,991)
Net capital as of December 31, 2003	$20,924	$20,924
Total stockholder's equity from balance sheet as of December 31, 2002	$ 10,376	$ 10,376
Less non-allowable assets	(1,991)	(1,991)
Net capital as of December 31, 2002	$ 8,385	$ 8,385

See independent auditors' report.

FAUCETT, TAYLOR
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
United General Investments, Inc.

In planning and performing our audit of the financial statements of United General Investments, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fawcett Taylor & Associates, LLP

January 15, 2004
Atlanta, Georgia